Exhibit 99.1

FOR IMMEDIATE RELEASE
NICHOLAS	Contact:	Katie MacGillivary Vice President, CFO Ph # 727-726-0763	NASDAQ: NICK Web site: www.nicholasfinancial.com
Nicholas Financial, Inc. Corporate Headquarters 2454 McMullen-Booth Rd. Building C, Suite 501 Clearwater, FL 33759	Nicholas Financial Announces 3rd Quarter Results and Amendment of Credit Facility

February 4, 2015 – Clearwater, Florida – Nicholas Financial, Inc. (NASDAQ: NICK) today announced that for the three months ended December 31, 2014, net earnings decreased 2% to $3,769,000 as compared to $3,827,000 for the three months ended December 31, 2013. Per share diluted net earnings decreased 3% to $0.30 for the three months ended December 31, 2014 as compared to $0.31 for the three months ended December 31, 2013. Revenue increased 5% to $21,800,000 for the three months ended December 31, 2014 as compared to $20,761,000 for the three months ended December 31, 2013.

For the nine months ended December 31, 2014, net earnings decreased 6% to $13,008,000 as compared to $13,844,000 for the nine months ended December 31, 2013. Per share diluted net earnings decreased 7% to $1.05 as compared to $1.13 for the nine months ended December 31, 2013. Revenue increased 4% to $64,856,000 for the nine months ended December 31, 2014 as compared to $62,186,000 for the nine months ended December 31, 2013.

Our results for the three months ended December 31, 2014 were adversely affected by a reduction in the gross portfolio yield, an increase in the provision for losses and a change in fair value of the interest rate swap agreements. The interest rate swap agreements resulted in a loss of $145,000 for the three-month period ended December 31, 2014 compared to a gain of $99,000 for the comparable three-month period ended December 31, 2013. Our results for three-month period ended December 31, 2013 were unfavorably impacted by professional fees associated with the previously announced potential sale of the Company; such fees included in the three months ended December 31, 2013 were $821,000. In addition, prior to the termination of the Arrangement Agreement relating to such potential sale of the Company, which termination was announced on July 1, 2014, these professional fees were not deductible for tax purposes. As a result, our effective income tax rate was higher than our normal effective rate for the three months ended December 31, 2013.

The results for the nine-month period ended December 31, 2014 were adversely affected by a reduction in the gross portfolio yield, an increase in the provision for losses, and a change in the fair value of the interest rate swap agreements. For the nine-month periods December 31, 2014 and 2013, the interest rate swap agreements resulted in a loss of $106,000 and a gain of $682,000, respectively. Our results were favorably impacted by a reduction in professional fees associated with the previously announced potential sale of the Company; such fees included in the nine months ended December 31, 2014 and 2013 were $362,000 and $1,181,000, respectively. Prior to the termination of the Arrangement Agreement relating to the potential sale of the Company, which termination was announced on July 1, 2014, the fees were not deductible for tax purposes. Accordingly, results for the nine-month period ended December 31, 2014 were favorably impacted due to the tax benefit recognized upon abandonment of this strategic alternative. As a result, our effective income tax rate was higher and lower than our normal effective rate for the nine months ended December 31, 2013 and 2014, respectively.

“We continue to experience aggressive competition in our markets, which is putting pressure on margins and making it more difficult to acquire business that is consistent with our internal guidelines. Also, we expect to incur additional professional fees and operating expenses associated with anticipated regulatory compliance on a going-forward basis. The Company cannot determine the extent of these costs at this time, but would expect them to be material. We intend to continue to develop additional markets and, to that end, we may open an additional branch location before the end of our current fiscal year on March 31, 2015,” stated Ralph T. Finkenbrink, the Company’s President and CEO.

The Company also announced that, on January 30, 2015, the Company executed an Amendment to its existing credit facility. Prior to the Amendment, the credit facility provided for a $150.0 revolving line of credit. The Amendment provides for an increase in the credit line of $75 million, bringing the total credit line to $225 million, in the event of the successful completion of the tender offer contemplated below. As previously announced, Nicholas intends to purchase up to $70.0 million (but not less than $50.0 million) in aggregate value of the Company’s outstanding Common shares via a modified “Dutch auction” tender offer. Nicholas currently contemplates that this tender offer will commence on or about February 12, 2015. If such a tender offer is not successfully completed, the credit line will remain at $150.0 million. The termination date of the amended credit facility is January 31, 2018.

Nicholas Financial, Inc. is one of the largest publically traded specialty consumer finance companies in North America. The Company operates branch locations in both the Southeastern and the Midwestern states. The Company has approximately 12,300,000 shares of common stock outstanding. For an index of Nicholas Financial, Inc. news releases and public filings please visit our web site at www.nicholasfinancial.com.

Forward-Looking Statements

Except for the historical information contained herein, the matters discussed in this news release include forward-looking statements that involve risks and uncertainties including general economic conditions, competitive conditions in our industry, regulatory conditions and related costs, our ability to open new branch offices and expand into new markets, our ability to complete the tender offer, the occurrence of any conditions to completing the tender offer, and our decision to waive the occurrence of any conditions to completing the tender offer, as well as other risks detailed from time to time in the Company’s filings and reports with the Securities and Exchange Commission including the Company’s Annual Report on Form 10-K for the year ended March 31, 2014. Such statements are based on the beliefs of the Company’s management as well as assumptions made by and information currently available to Company management. Actual events or results may differ materially. All forward looking statements and cautionary statements included in this document are made as of the date hereby based on information available to the Company as of the date hereof, and the Company assumes no obligation to update any forward looking statement or cautionary statement.

Important Information Regarding the Expected Tender Offer

This press release is for informational purposes only and is neither an offer to buy nor the solicitation of an offer to sell any of the Company’s Common shares. The expected tender offer described in this press release has not yet commenced, and there can be no assurance that it will be commenced on the terms and conditions described in this press release or at all. If the tender offer is commenced, it will be made solely by an Offer to Purchase, the Letter of Transmittal and related materials, as they may be amended or supplemented. Shareholders should read the commencement tender offer statement on Schedule TO expected to be filed with the SEC in connection with the tender offer, which will include as exhibits the Offer to Purchase, the Letter of Transmittal and related materials, as well as any amendments or supplements to the Schedule TO when they become available, because they contain important information. If the tender offer is commenced, each of these documents will be filed with the SEC, and, when available, shareholders may obtain them for free from the SEC at its website (www.sec.gov) or from the information agent in connection with the tender offer.

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Nicholas Financial, Inc.

Condensed Consolidated Statements of Income

(Unaudited, Dollars in Thousands, Except Share and Per Share Amounts)

	Three months ended December 31,		Nine months ended December 31,
	2014	2013	2014	2013
Interest and fee income on finance receivables	$21,800	$20,761	$64,856	$62,186

Expenses:
Operating	7,948	7,515	24,186	22,641
Professional fees	314	1,061	1,125	2,012
Provision for credit losses	5,797	4,183	15,183	10,798
Interest expense	1,458	1,441	4,392	4,289
Change in fair value of interest rate swaps	145	(99)	106	(682)

	15,662	14,101	44,992	39,058

Operating income before income taxes	6,138	6,660	19,864	23,128
Income tax expense	2,369	2,833	6,856	9,284

Net income	$3,769	$3,827	$13,008	$13,844

Earnings per share:
Basic	$0.31	$0.32	$1.07	$1.15

Diluted	$0.30	$0.31	$1.05	$1.13

Dividends declared per share	—	—	—	$0.24

Weighted average shares	12,197,000	12,109,000	12,189,000	12,089,000

Weighted average shares and assumed dilution	12,375,000	12,334,000	12,372,000	12,286,000

Condensed Consolidated Balance Sheets

(Unaudited, In Thousands)

	December 31, 2014	March 31, 2014
Cash	$2,636	$2,635
Finance receivables, net	282,845	269,344
Other assets	11,019	11,451

Total assets	$296,500	$283,430

Line of credit	$130,000	$127,900
Other liabilities	10,948	13,592

Total liabilities	140,948	141,492
Shareholders’ equity	155,552	141,938

Total liabilities and shareholders’ equity	$296,500	$283,430

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	Three months ended December 31,		Nine months ended December 31,
Portfolio Summary	2014	2013	2014	2013
Average finance receivables, net of unearned interest (1)	$310,882,006	$291,620,270	$308,351,789	$289,110,042

Average indebtedness (2)	$130,112,500	$128,500,000	$130,580,000	$127,545,256

Interest and fee income on finance receivables	$21,800,764	$20,756,034	$64,851,435	$62,168,566
Interest expense	1,457,919	1,441,175	4,391,697	4,288,979

Net interest and fee income on finance receivables	$20,342,845	$19,314,859	$60,459,738	$57,879,587

Weighted average contractual rate (3)	23.02%	23.21%	23.02%	23.21%

Average cost of borrowed funds (2)	4.48%	4.49%	4.48%	4.48%

Gross portfolio yield (4)	28.05%	28.47%	28.04%	28.67%
Interest expense as a percentage of average finance receivables, net of unearned interest	1.88%	1.98%	1.90%	1.98%
Provision for credit losses as a percentage of average finance receivables, net of unearned interest	7.46%	5.74%	6.57%	4.98%

Net portfolio yield (4)	18.71%	20.75%	19.57%	21.71%
Marketing, salaries, employee benefits, depreciation, administrative, professional fee expenses and dividend taxes as a percentage of average finance receivables, net of unearned interest (5)	10.63%	11.68%	10.94%	11.29%

Pre-tax yield as a percentage of average finance receivables, net of unearned interest (6)	8.08%	9.07%	8.63%	10.42%

Write-off to liquidation (7)	9.60%	7.62%	8.38%	7.24%
Net charge-off percentage (8)	8.16%	6.34%	7.15%	6.20%

Note: All three and nine month key performance indicators expressed as percentages have been annualized.

(1)	Average finance receivables, net of unearned interest, represents the average of gross finance receivables, less unearned interest throughout the period.

(2)	Average indebtedness represents the average outstanding borrowings under the Line. Average cost of borrowed funds represents interest expense as a percentage of average indebtedness.

(3)	Weighted average contractual rate represents the weighted average annual percentage rate (“APR”) of all Contracts and Direct Loans.

(4)	Gross portfolio yield represents interest and fee income on finance receivables as a percentage of average finance receivables, net of unearned interest. Net portfolio yield represents interest and fee income on finance receivables minus (a) interest expense and (b) the provision for credit losses as a percentage of average finance receivables, net of unearned interest.

(5)	The numerators include expenses associated with the potential sale of the Company and include taxes associated with the payments of cash dividends. Absent these expenses, the percentages would have been 10.55% for the three months ended December 31, 2013 and 10.79% and 10.68% for the nine months ended December 31, 2014 and 2013, respectively.

(6)	Pre-tax yield represents net portfolio yield minus administrative expenses as a percentage of average finance receivables, net of unearned interest.

(7)	Write-off to liquidation percentage is defined as net charge-offs divided by liquidation. Liquidation is defined as beginning receivable balance plus current period purchases minus voids and refinances and ending receivable balance.

(8)	Net charge-off percentage represents net charge-offs divided by average finance receivables, net of unearned interest, outstanding during the period.

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The following tables present certain information regarding the delinquency rates experienced by the Company with respect to automobile finance installment contracts (“Contracts”) and direct consumer loans (“Direct Loans”), excluding Chapter 13 bankrupt accounts:

		Delinquencies
Contracts	Gross Balance Outstanding	31 – 60 days	61 – 90 days	90 + days	Total
December 31, 2014	$431,877,085	$21,749,891	$6,103,607	$3,180,951	$31,034,449
		5.04%	1.41%	0.74%	7.19%
December 31, 2013	$395,782,832	$18,523,310	$4,829,999	$2,106,854	$25,460,163
		4.68%	1.22%	0.53%	6.43%

Direct Loans	Gross Balance Outstanding	31 – 60 days	61 – 90 days	90 + days	Total
December 31, 2014	$11,680,909	$164,347	$59,043	$46,776	$270,166
		1.41%	0.51%	0.40%	2.31%
December 31, 2013	$11,301,076	$176,446	$40,887	$29,046	$246,379
		1.56%	0.36%	0.26%	2.18%

The following table presents selected information on Contracts purchased by the Company, net of unearned interest:

	Three months ended December 31,		Nine months ended December 31,
Contracts	2014	2013	2014	2013
Purchases	$41,832,549	$36,241,261	$129,478,894	$120,082,490
Weighted APR	22.77%	23.05%	22.95%	22.96%
Average discount	8.04%	8.58%	8.13%	8.47%
Weighted average term (months)	55	52	55	52
Average loan	$11,041	$10,578	$11,005	$10,638
Number of contracts	3,789	3,426	11,765	11,288

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